[Comdisco, Inc. Letterhead]


                                January 31, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0305

Re: Comdisco, Inc. Registration Statement on Form S-3:
    Original filing date April 12, 2000; Amendment No. 1 filed June 16, 2000; Amendment No. 2 filed July 24, 2000; Amendment No. 3 filed September 1, 2000 (File No. 333-34590) - Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Comdisco, Inc. (the "Company") hereby submits this application for withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto (File No. 333-34590) (the "Registration Statement"), relating to the proposed initial public offering of the shares of the Company's Comdisco Ventures group stock, effective as of the date hereof, or as early as practicable hereafter. The Company has not printed any preliminary prospectuses nor issued or sold any of its Comdisco Ventures group stock in connection with the proposed registration. The Company is requesting withdrawal of the Registration Statement due to continuing unfavorable conditions in the financial markets.

         We respectfully request that we be notified of the effectiveness of the withdrawal of the Registration Statement by a telephone call to the undersigned at (847) 518-5075 and that a copy of the written order be faxed to the attention of the undersigned at (847) 518-5088 when it is available. If you have any questions about this application for withdrawal, please do not hesitate to call Michael Boland of McBride Baker & Coles at (312) 715-5744, or me at the above number.

                                            Very truly yours,

                                            Comdisco, Inc.

                                            By:  /s/ Jeremiah M. Fitzgerald
                                                  Jeremiah M. Fitzgerald
                                                  Senior Vice President, Chief
                                                  Legal Officer and Secretary